Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: December 7, 2020

EMAIL SUBJECT: Paysafe Plans to Go Public on the NYSE!

Dear XYZ,

As a valued partner/supplier/[OTHER CONSTITUENT] to Paysafe, we wanted to take a moment to let you know about some exciting news you may read about us. Today/this week, we are/were thrilled to announce a momentous milestone for Paysafe as we plan to go public and list our stock on the New York Stock Exchange (NYSE).

This milestone is essentially an initial public offering (IPO), accomplished through a special purpose acquisition company (SPAC). In our case, our SPAC partner is Foley Trasimene Acquisition Corp II (NYSE: BFT), founded and led by Bill Foley who has a formidable reputation as an investor in financial services and payments businesses. The fact that an investor of Bill’s standing saw us as such a rare investment opportunity is a huge testament to our unique B2C and B2B value proposition.

We expect this transaction to complete sometime in the first half of 2021 at which time we will start trading on the NYSE under the new ticker symbol “PSFE”. Please bear in mind that we will continue to operate under the Paysafe name and it’s very much ‘business as usual’ for our customers/partners. This event does, however, pave the way for significant financial resources to further strengthen our business and commitment to serving as a global leader in payments. For more information, you can view a press release on this announcement here.

We will contact you again when we have further updates to share. For now, thank you sincerely for the part that you have played in getting us to this point, and we look forward to continuing our collaboration.

Best,

XYZ

Additional Information and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, a newly formed exempted limited company incorporated under the laws of Bermuda (“Paysafe”), with the SEC that will include a proxy statement of FTAC that will also constitute a prospectus of Paysafe. FTAC’s shareholders and other interested persons are advised to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC, and the proposed business combination. Such persons can also read FTAC’s Registration Statement on Form S-1 (SEC File

No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to shareholders of FTAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

FTAC, PGHL, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTACs’ Registration Statement on Form S-1 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available.